UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_______________ to ________________

Commission file number 1-7819

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

ANALOG DEVICES, INC.
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

One Technology Way
Norwood, Massachusetts 02062-9106

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
Years ended December 31, 2014 and 2013

Contents

•	Report of Independent Registered Public Accounting Firm

Financial Statements

•	Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013
•	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2014
and 2013
•	Notes to Financial Statements

Supplemental Schedule

•	Schedule H-Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2014

Exhibits

•	Consent of Independent Registered Public Accounting Firm, filed herewith

Report of Independent Registered Public Accounting Firm

The Administrative Committee and Participants
Analog Devices, Inc.
The Investment Partnership Plan

We have audited the accompanying statements of net assets available for benefits of Analog Devices, Inc. The Investment Partnership Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Analog Devices, Inc. The Investment Partnership Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for each of the years then ended, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of Analog Devices, Inc. The Investment Partnership Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Boston, Massachusetts
June 17, 2015

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2014 and 2013

	2014	2013
Assets
Investments, at fair value	$1,123,792,411	$1,086,563,457
Notes receivable from participants	9,096,275	8,995,688
Net assets available for benefits	$1,132,888,686	$1,095,559,145

See accompanying notes.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31, 2014 and 2013

	2014	2013
Additions
Investment income:
Net appreciation in fair value of investments	$36,171,091	$147,329,758
Dividends, interest and capital gains distributions	31,362,683	27,728,813
Net investment income	67,533,774	175,058,571

Interest income on notes receivable from participants	365,402	361,736

Contributions:
Employer	24,463,975	23,100,730
Participant	33,023,081	30,252,619
Rollover	1,260,044	1,379,404
Total contributions	58,747,100	54,732,753
Total additions	126,646,276	230,153,060

Deductions
Benefit payments	(89,316,735)	(50,218,271)
Net increase in net assets available for benefits	37,329,541	179,934,789

Net assets available for benefits at beginning of year	1,095,559,145	915,624,356
Net assets available for benefits at end of year	$1,132,888,686	$1,095,559,145

See accompanying notes.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2014 and 2013

A. Description of Plan

The following description of the Analog Devices, Inc. (the “Company”) The Investment Partnership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1. General. The Plan is a contributory defined contribution plan sponsored and administered by the Company. The Administrative Committee (the “Committee”) is responsible for the administration of the plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

In July of 2014 the Company acquired Hittite Microwave Corporation (Hittite). In connection with this acquisition, former Hittite employees who became employees of the Company were eligible to become participants in the Plan. The Plan was amended to credit certain employees vesting service for prior service rendered with Hittite.

2. Eligibility. Domestic employees of the Company are eligible to participate in the Plan on the first day of employment. The Company contributions are effective upon the first day following one year of service. For eligibility purposes, a year of service is a 12-month period during which an employee completes at least 1,000 hours of service.

3. Contributions. Basic contributions are made at the sole discretion of the Company. For 2014 and 2013, the Company made annual basic contributions of 5% of each participant’s total eligible compensation. The Internal Revenue Code limited total eligible compensation to an amount not to exceed $260,000 and $255,000 for 2014 and 2013, respectively. For 2015, this limitation will increase to $265,000. In addition to the basic contribution, the Company matches each participant's pre-tax contribution, if any, by contributing an amount equal to 100% of the first 2% of total eligible pay contributed on a pre-tax basis plus 50% of the next 2%, not to exceed 3% of such participant's total pre-tax eligible compensation. A participant may elect to contribute up to 50% of his or her pre-tax total eligible compensation to the Plan; however, in 2014 and 2013 pre-tax contributions were limited to $17,500. For 2015, this limitation will increase to $18,000. Eligible participants are automatically enrolled in the Plan after sixty days from their employment commencement date, unless they affirmatively decline to participate. If a participant is automatically enrolled, a participant’s pre-tax deferral is set at 4% of pre-tax eligible compensation.

Company contributions, participants’ pre-tax contributions and the net investment income related to all contributions are excluded from the participants’ income for federal income tax purposes until such amounts are withdrawn or distributed.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2014 and 2013

4. Investment Options. The investment options of the Plan as of December 31, 2014 are listed below.

Analog Devices Common Stock*
Dodge & Cox Global Stock Fund**
Dodge & Cox Income Fund**
Fidelity Growth Company Fund**
Fidelity Institutional Money Market Fund**
Fidelity Low-Priced Stock Fund**
Oppenheimer Developing Markets Fund**
PRIMECAP Odyssey Aggressive Growth Fund**
Spartan 500 Index Fund**
Spartan Extended Market Index Fund**
Spartan International Index Fund**
Spartan U.S. Bond Index Fund**
BlackRock Strategic Completion Non-Lendable Fund**
TIP 2020 Fund***
TIP 2030 Fund***
TIP 2040 Fund***
TIP 2050 Fund***
TIP 2060 Fund***
TIP Income Fund***
*During 2014 this fund was frozen to new contributions.
** Represents core investment options.
*** Represents Custom Target Retirement Date Funds comprised of varying allocations of the core investment options. Refer to Note E for further information regarding the composition of these funds.

Additionally, participants have the option to invest assets in a self-directed brokerage service that allows participants access to a wide variety of stocks, bonds, short-term securities and mutual funds.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2014 and 2013

5. Vesting. Participant contributions: Participants are immediately 100% vested in their contributions plus actual earnings thereon.

Company Contributions: Company basic and match contributions and investment earnings thereon become fully vested upon the first to occur of (i) completion of three years of service with the Company, (ii) attaining age 65 while employed by the Company, (iii) death or permanent disability while employed by the Company or (iv) if employment is terminated by the Company due to job elimination, the closing of a facility or as the result of the disposition of a business unit.

6. Benefits. Upon normal retirement at age 65, death, permanent disability or termination of employment, the participant's vested benefits are paid to the participant or his or her beneficiary, at the election of the participant, either in a lump sum or in monthly installments over a period of up to ten years. A participant may elect to defer payment of his or her account until he or she attains age 70 1/2. However, if a participant's vested benefits are less than $1,000 upon termination of employment, distribution will be made in the form of a lump-sum payment within one year following termination of employment. A participant may request an in-service withdrawal for any reason after he or she attains age 59 1/2. In addition, the Plan will allow hardship withdrawals (as defined by the Plan).

7. Notes Receivable from Participants. Participants may borrow the lesser of 50% of the vested account balance, as defined by the plan, or $50,000 less the highest outstanding loan balance over the prior 12 months. Participants repay loans, plus interest to their accounts through payroll deductions, generally over a five-year period unless the loan is for the purchase of a primary residence, in which case the repayment period may be extended up to a maximum of twenty years. The interest rate on loans is set quarterly and remains fixed for the duration of the loan. The interest rate is Prime plus 1% for all loans (4.25% at December 31, 2014 and 2013).

8. Accounting. A separate account is maintained for each participant. Account balances are adjusted periodically for participant and Company contributions, withdrawals and a pro rata share of net investment income or loss. Forfeitures that arise when participants terminate employment with the Company prior to vesting are used to offset future Company contributions and administrative expenses of the Plan. If an employee who had terminated returns to the employment of the Company within five years, any amount that had been forfeited will be reinstated by the Company. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Unallocated forfeiture balances as of December 31, 2014 and 2013 were $284,800 and $115,968, respectively, and forfeitures used to reduce Company contributions for 2014 and 2013 were $105,723 and $300,852, respectively. All transactions of the Plan (including contributions, withdrawals and exchanges) have been accounted for and reported using units as well as dollars. Net investment income (loss) in each fund is allocated based on the shares or units in each participant's account, except for the Self-Directed Brokerage Service, whereby earnings are recorded on a transaction specific basis.

9. Investment allocation. The vested and nonvested share of a participant's account balance is invested in one or more of the investment options depending upon the allocation instructions of the participant. In the absence of such allocation instructions, all amounts accruing to the participant are invested in a Custom Target Retirement Date Fund as the Qualified Default Investment Alternative (QDIA), based on their projected retirement time frame. Participants may change this election at any time.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2014 and 2013

10. Continuation of the Plan. While the Company has not expressed any intent to terminate the Plan or suspend contributions, it is free to do so at any time. In the event of such termination or suspension, each participant will become 100% vested and have a nonforfeitable right to all monies in his or her account.

B. Summary of Significant Accounting Policies

1. Basis of presentation. The accompanying financial statements have been prepared on the accrual basis of accounting.

2. Notes receivable from participants. Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

3. Investments. Investments are reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Plan management is responsible for determining the Plan's valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan's investments. Plan management applies a three level hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels and bases the categorization of investments within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement.   The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). See Note E for further discussion and disclosures related to fair value measurements.

4. Contributions. Contributions from participants are recorded when the Company makes payroll deductions from plan participants. Company contributions are accrued at the end of the period in which they become obligations of the Company based upon the terms of the Plan.

5. Investment income. Net investment income consists of dividends, interest and capital gains distributions, realized gains or losses on sales of investments and the change in net unrealized appreciation (depreciation) between the cost and market value of investments at the beginning and end of the period. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

All dividends, interest and capital gains distributions are reinvested in the respective funds and are recorded as earned on an accrual basis.

6. Benefit Payments. Benefits are recorded when paid.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2014 and 2013

7. Income tax status. The Plan has received a determination letter from the Internal Revenue Service (IRS), dated April 10, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes that the Plan, as restated, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States (U.S. GAAP) require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

8. Related Party. Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research (FMR) Corporation. FMR Corporation is a related party to the trustee and recordkeeper of the Plan and therefore these transactions qualify as party-in-interest transactions. However, these transactions are exempt from the prohibited transaction rules under ERISA. Fees paid by the Company to the trustee and recordkeeper for administrative expenses amounted to $4,500 and $5,400 for the years ended December 31, 2014 and 2013, respectively.

The Plan also offers the Analog Devices Common Stock investment option which was frozen to new contributions during 2014. This investment option is designed for investment in the common stock of the Company. In addition, some of the other investment options in the Plan may hold the Company’s Common stock. These transactions qualify as party-in-interest transactions. At December 31, 2014 and 2013, the Plan recorded dividend income from Analog Devices Stock of $2,630,160 and $2,661,545, respectively.

Notes receivable from participants also qualify as party-in-interest transactions.

9. Administrative expenses. The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan's provisions. Administrative expenses paid by the Plan include recordkeeping, trustee, and advisor fees. Expenses relating to purchases, sales or transfers of the Plan's investments are charged to the particular investment fund to which the expenses relate. Certain expenses resulting from participant loans and investment fees are deducted directly from participant accounts. All other administrative expenses of the Plan are paid by the Company.

10. Use of estimates. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2014 and 2013

11. Risk and uncertainties. The Plan and its participants invest in various securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

12. New Accounting Pronouncement. In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 seeks to eliminate diversity in practice surrounding how investments measured at net asset value under the practical expedient with future redemption dates have been categorized in the fair value hierarchy. It is effective for annual reporting periods beginning after December 15, 2015. Plan management is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan’s financial statements.

C. Trustee and Plan Recordkeeper

Fidelity Management Trust Company and Fidelity Institutional Retirement Services Company serve as trustee and recordkeeper, respectively, to the Plan.

D. Investments

The following investments represent five percent or more of the Plan’s net assets available for benefits:

	December 31,
	2014	2013
Spartan 500 Index Fund	$185,975,616	$78,562,770
Fidelity Institutional Money Market Fund	*	$153,092,034
Spartan International Index Fund	$146,839,940	*
Fidelity Growth Company Fund	*	$120,786,163
Spartan U.S. Bond Index Fund	$116,941,514	*
Dodge & Cox Income Fund	$109,111,299	*
Analog Devices Common Stock	$92,246,502	$95,059,714
BlackRock Strategic Completion Non-Lendable Fund	$69,786,203	*
Fidelity Low-Priced Stock Fund	*	$61,651,417
PRIMECAP Odyssey Aggressive Growth Fund	$60,728,349	*
*The balance is less than 5% of the Plan’s net assets in the year presented.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2014 and 2013

	December 31,
	2014	2013
Common stock	$10,283,323	$29,453,475
Mutual funds	25,832,092	115,002,422
Collective trust funds	(177,021)	1,448,837
Commingled funds	(128,019)	1,507,229
Bonds	3,477	(130,945)
Others	357,239	48,740
Net appreciation in fair value of investments	$36,171,091	$147,329,758

E. Fair Value Measurement

Plan management establishes a three level hierarchy to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1 – Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Level 3 inputs are unobservable inputs for the asset or liability in which there is little, if any, market activity for the asset or liability at the measurement date. As of December 31, 2014 and 2013, the Plan held no level 3 investments.

The fair values, by level within the fair value hierarchy, of the Plan’s investments at December 31, 2014 and December 31, 2013 are measured as follows:

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2014 and 2013

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Total
Mutual Funds:
Equity Investments:
Domestic	$168,672,409	$—	$168,672,409
International	41,425,098	—	41,425,098
Short Term Investments	36,720,517	—	36,720,517
Bond Investments	35,455,219	—	35,455,219
Total Mutual Funds	282,273,243	—	282,273,243
Custom Target Retirement Date Funds:
Mutual Funds:
Equity Investments:
Domestic	188,267,587	—	188,267,587
International	167,170,286	—	167,170,286
Bond Investments	190,597,594		190,597,594
Total Mutual Funds	546,035,467	—	546,035,467
Commingled Fund	—	62,639,758	62,639,758
Total Custom Target Retirement Date Funds:	546,035,467	62,639,758	608,675,225
Analog Devices Stock	92,246,502	—	92,246,502
Self-directed Brokerage Account:
Equity Investments	68,460,730	—	68,460,730
Cash and Cash Equivalents	34,777,460	—	34,777,460
Mutual Funds	27,717,888	—	27,717,888
Corporate Bonds	523,292	—	523,292
Government Bonds	56,276	—	56,276
Other	1,915,351	—	1,915,351
Total Self-directed Brokerage Account	133,450,997	—	133,450,997
Commingled Fund	—	7,146,444	7,146,444
Total Investments at Fair Value	$1,054,006,209	$69,786,202	$1,123,792,411

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2014 and 2013

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Total
Mutual Funds:
Equity Investments:
Domestic	$432,550,481	$—	$432,550,481
International	76,971,338	—	76,971,338
Short Term Investments	153,092,034	—	153,092,034
Lifecycle Funds	129,753,400	—	129,753,400
Bond Investments	75,959,432	—	75,959,432
Total Mutual Funds	868,326,685	—	868,326,685
Analog Devices Stock	95,059,714	—	95,059,714
Self-directed Brokerage Account:
Equity Investments	59,131,313	—	59,131,313
Cash and Cash Equivalents	33,473,201	—	33,473,201
Mutual Funds	21,340,061	—	21,340,061
Corporate Bonds	807,873	—	807,873
Government Bonds	637,849	—	637,849
Other	1,741,981	—	1,741,981
Total Self-directed Brokerage Account	117,132,278	—	117,132,278
Collective Trust Fund	—	6,044,780	6,044,780
Total Investments at Fair Value	$1,080,518,677	$6,044,780	$1,086,563,457

Mutual Funds, Common Stocks and Bonds: valued based on quoted market price on which the securities are traded.

Custom Target Retirement Date Funds: valued based on net asset value (NAV) of underlying funds which are unitized daily. These funds include investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These funds share the common goal of capital appreciation in the years leading up to retirement and then a mix of income and capital preservation in the years following retirement. There are no restrictions on redemption.

Collective Trust Fund: The collective trust fund is stated at fair value as determined by the issuer of the collective trust fund based on the fair market value of the underlying investments. As of December 31, 2014 the Plan did not have any holdings in collective trust funds. As of December 31, 2013 the AlphaSector Premium Fund was the only collective trust fund held by the Plan. The fund's strategy is to create long-term shareholder value through an investment approach designed to provide relative out-performance in rising markets and significant risk controls in declining markets. There are no restrictions on redemption.

Commingled Fund: valued at redemption price on the last business day of the plan year, where value is based on the fair value of the underlying assets held by the fund. As of December 31, 2014 the BlackRock Strategic Completion Non-Lendable Fund was the only commingled fund held by the Plan. As of December 31, 2013 the Plan did not have any holdings in commingled funds. The funds’

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2014 and 2013

strategy is to allocate its investments across a mix of asset classes, such as U.S. Treasury Inflation Protected Securities, real estate investment trusts, and commodities, with the objective of complementing a diversified portfolio of more traditional asset classes. There are no restrictions on redemption.

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2014

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
EIN NO: 04-2348234 PLAN NO: 003
SCHEDULE H-LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014

	Shares	Current Value
Description of Investment:
Mutual Funds:
Dodge & Cox Global Stock Fund	1,345,333	$15,915,289
Dodge & Cox Income Fund	992,102	13,671,168
Fidelity (1) Growth Company Fund	354,540	46,699,901
Fidelity (1) Institutional Money Market Fund	36,720,517	36,720,517
Fidelity (1) Low-Priced Stock Fund	447,073	22,443,069
Oppenheimer Developing Markets Fund	284,772	9,983,982
PRIMECAP Odyssey Aggressive Growth Fund	757,743	24,952,359
Spartan 500 Index Fund	752,782	54,844,854
Spartan Extended Market Index Fund	357,727	19,732,226
Spartan International Index Fund	417,137	15,525,827
Spartan U.S. Bond Index Fund	1,855,541	21,784,051
Total Mutual Funds:		282,273,243
Custom Target Retirement Date Funds:
TIP 2020 Fund:
Dodge & Cox Income Fund	3,521,487	48,474,338
Spartan International Index Fund	910,586	33,892,008
Spartan 500 Index Fund	464,556	33,847,543
Spartan U.S. Bond Index Fund	4,104,499	48,186,822
Fidelity (1) Low-Priced Stock Fund	110,813	5,562,821
BlackRock Strategic Completion Non-Lendable Fund	3,096,103	31,691,092
Oppenheimer Developing Markets Fund	265,837	9,320,241
PRIMECAP Odyssey Aggressive Growth Fund	281,861	9,281,677
Total TIP 2020 Fund:		220,256,542
TIP 2030 Fund:
Dodge & Cox Income Fund	2,179,240	30,029,924
Spartan International Index Fund	1,405,216	52,302,138
Spartan 500 Index Fund	715,415	52,205,765
Spartan U.S. Bond Index Fund	2,560,421	30,059,341
Fidelity (1) Low-Priced Stock Fund	167,822	8,424,652
BlackRock Strategic Completion Non-Lendable Fund	1,939,477	19,852,099
Oppenheimer Developing Markets Fund	405,194	14,206,119
PRIMECAP Odyssey Aggressive Growth Fund	431,217	14,199,985
Total TIP 2030 Fund:		221,280,023

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
EIN NO: 04-2348234 PLAN NO: 003
SCHEDULE H-LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014

	Shares	Current Value
Description of Investment (Continued):
TIP 2040 Fund:
Dodge & Cox Income Fund	279,360	3,849,574
Spartan International Index Fund	916,201	34,019,737
Spartan 500 Index Fund	467,533	34,064,468
Spartan U.S. Bond Index Fund	337,134	3,957,951
Fidelity (1) Low-Priced Stock Fund	111,210	5,582,738
BlackRock Strategic Completion Non-Lendable Fund	251,146	2,570,680
Oppenheimer Developing Markets Fund	265,550	9,310,172
PRIMECAP Odyssey Aggressive Growth Fund	281,736	9,277,575
Total TIP 2040 Fund:		102,632,895
TIP 2050 Fund:
Dodge & Cox Income Fund	49,292	679,237
Spartan International Index Fund	162,155	6,072,571
Spartan 500 Index Fund	82,662	6,022,734
Spartan U.S. Bond Index Fund	59,472	698,201
Fidelity (1) Low-Priced Stock Fund	19,628	985,346
BlackRock Strategic Completion Non-Lendable Fund	44,487	455,362
Oppenheimer Developing Markets Fund	46,879	1,643,575
PRIMECAP Odyssey Aggressive Growth Fund	49,890	1,642,865
Total TIP 2050 Fund:		18,199,891
TIP 2060 Fund:
Dodge & Cox Income Fund	1,264	17,425
Spartan International Index Fund	4,273	203,342
Spartan 500 Index Fund	2,165	157,777
Spartan U.S. Bond Index Fund	1,527	17,930
Fidelity (1) Low-Priced Stock Fund	507	25,442
BlackRock Strategic Completion Non-Lendable Fund	1,124	11,507
Oppenheimer Developing Markets Fund	1,220	42,777
PRIMECAP Odyssey Aggressive Growth Fund	1,355	44,618
Total TIP 2060 Fund:		520,818

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
EIN NO: 04-2348234 PLAN NO: 003
SCHEDULE H-LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014

	Shares	Current Value
Description of Investment (Continued):
TIP Income Fund:
Dodge & Cox Income Fund	897,851	12,389,633
Spartan International Index Fund	129,616	4,824,317
Spartan 500 Index Fund	66,325	4,832,475
Spartan U.S. Bond Index Fund	1,042,352	12,237,218
Fidelity (1) Low-Priced Stock Fund	15,535	779,835
BlackRock Strategic Completion Non-Lendable Fund	787,336	8,059,019
Oppenheimer Developing Markets Fund	38,029	1,333,289
PRIMECAP Odyssey Aggressive Growth Fund	40,367	1,329,270
Total TIP Income Fund:		45,785,056
Total Custom Target Retirement Date Funds:		$608,675,225
Common Stock:
Analog Devices (1) (2)	1,661,458	$92,246,502

Participants Self-Directed Brokerage Accounts		133,450,997

Commingled Funds:
BlackRock Strategic Completion Non-Lendable Fund	698,181	7,146,444

Notes Receivable from Participants (1) (3)		9,096,275

		$1,132,888,686

(1) Indicates party-in-interest to the Plan.

(2)	Frozen to new contributions in 2014.

(3)	The loan account at December 31, 2014 bears interest at rates ranging from 3.3% to 10.0%, with terms ranging 1 year to 20 years.

Note: Cost information has not been included because all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
(the Plan)

	By:	/S/ DAVID A. ZINSNER
David A. Zinsner
Senior Vice President, Finance and Chief
Financial Officer of Analog Devices, Inc.
Date: June 17, 2015